UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

December 23, 2004

04052976

RECD S.E.C.
DEC 2 8 2004
1086

Gary W. Kyle
Chief Corporate Counsel
Sempra Energy
101 Ash Street, HQ12A
San Diego, CA 92101-3017

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/23/2004

Re: Sempra Energy
Incoming letter dated December 7, 2004

Dear Mr. Kyle:

This is in response to your letter dated December 7, 2004 concerning the shareholder proposal submitted to Sempra by Dennis Zukowski. We also have received a letter on the proponent's behalf dated December 20, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
DEC 29 2004
THOMSON FINANCIAL

Enclosures

cc: Dennis Zukowski
1820 Stallion Dr.
Santa Ynez, CA 93460

1032208

Sempra Energy®

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

December 7, 2004

Securities Exchange Act of 1934
Rules 14a-8(b) and (f)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal -- Dennis Zukowski

Ladies and Gentlemen:

We have received from Dennis Zukowski a shareholder proposal for inclusion in the proxy materials for our 2005 Annual Meeting of Shareholders pursuant to the Commission's Shareholder Proposal Rule. As more fully discussed below, Mr. Zukowski has failed to provide sufficient proof (after having been three times properly requested to do so) that he has continuously held our shares for a period of at least one year as of the date that he submitted his proposal. The time for him to do so has now expired. Consequently, Mr. Zukowski has failed timely to establish that he is eligible to submit to us a proposal under the Shareholder Proposal Rule and we intend to exclude his proposal from our proxy materials pursuant to Rules 14a-8(b) and (f) under the Securities Exchange Act of 1934.

Background

We received Mr. Zukowski's shareholder proposal by facsimile transmission on November 19, 2004, the last date for the timely submission of proposals under the Shareholder Proposal Rule for inclusion in the proxy materials for our 2005 Annual Meeting or Shareholders. He enclosed with his November 19 transmittal letter the text of his proposal and a page from a T. Rowe Price Retirement Account Summary showing only that he owned shares of Sempra Energy Common Stock as of September

30, 2004 and July 1, 2004. Mr. Zukowski's letter and enclosures are enclosed as Appendix A.

Upon receiving his letter, we immediately determined that Mr. Zukowski was not a registered holder of our shares and had not filed any reports of ownership of our shares with the Commission. We also determined that, as discussed below, the Retirement Account Summary that he submitted with his letter did not constitute sufficient proof of his eligibility to submit a shareholder proposal pursuant to the Shareholder Proposal Rule.

Consequently, on the same November 19 date that we received his letter, we wrote to Mr. Zukowski requesting that he provide us with requisite and timely proof of his continuous beneficial ownership of our shares for at least one year prior to the time he submitted his proposal. A copy of our letter and its enclosures together with proof of its receipt by Mr. Zukowski on November 20 are enclosed as Appendix B.

Our letter to Mr. Zukowski specifically called his attention to the proof of continuous beneficial ownership of our shares that he was required to provide, the inadequacy of his Retirement Account Summary as such proof, and the time frame by which requisite proof must be provided to us. It stated:

> Initially, we note that you are not a record holder of our shares. Consequently, we cannot ourselves verify your eligibility to submit a shareholder proposal.
>
> Accordingly, under the Shareholder Proposal Rule, you must provide us with proof of your eligibility to submit a proposal. To do so, you will need to provide us with a written statement from the "record" holder of your shares verifying that, *at the time you submitted your proposal*, you had continuously held at least $2000 in market value of our shares for at least one year. [Emphasis in original.]
>
> The account statements that you submitted with your proposal do not fulfill this requirement. Proof of eligibility must consist of a written statement from the record holder of your shares to the effect set forth above.
>
> ***This written proof of eligibility must be provided to us in a response postmarked, or transmitted electronically not later than 14 days from the date you receive this letter. A failure to***

> ***provide the required proof within this time frame would permit us to exclude your proposal from our proxy materials.*** [Emphasis in original.]

In addition, we enclosed with our letter a copy of the Shareholder Proposal Rule in which we highlighted for Mr. Zukowski Questions 2 and 6 regarding the eligibility and procedural requirements that he must follow. We also enclosed the relevant pages from Staff Legal Bulletin No.14 and highlighted for him the Staff's views regarding the inadequacy of investment statements as proof of beneficial ownership and the requirement that sufficient proof of ownership must show continuous ownership for a period of one year as of the time a shareholder submits a proposal.

On November 23, we again wrote to Mr. Zukowski. Our letter requested certain revisions to his proposal that would make it acceptable for inclusion in our proxy materials but only if he provided us with requisite and timely proof of his eligibility to submit the proposal. We again specifically noted the time frame in which such proof must be provided by stating:

> As noted in my earlier letter [of November 19], you must provide us with requisite proof of your beneficial ownership of our shares (by a response postmarked or submitted electronically not later than 14 calendar days from the date your received my letter) if your proposal is to be included in our proxy materials. In this regard we again refer you to the enclosures with my earlier letter.

Our letter is enclosed as Appendix C.

On November 29 we received, by facsimile transmission, a letter from Mr. Zukowski responding to our November 23 letter. His letter enclosed a revised proposal reflecting the revisions that we had suggested in our letter and also stated that he was "attaching correspondence from T. Rowe Price (the record holder of my shares) as proof of my beneficial ownership." However, we did not receive any such attachment. Mr. Zukowski's letter and the only enclosure that we received (a revised shareholder proposal) are enclosed as Appendix D.

Accordingly, on December 1, we once again, for a third time, wrote to Mr. Zukowski. We advised him that we had not received the correspondence from T. Rowe Price referred to in his letter as proof of his beneficial ownership of our shares and asked that he immediately send it to us. We were concerned, however, that this correspondence might be nothing more than the same T. Rowe Price Retirement Account Statement that he had provided to us with his initial letter or a similar statement that would fail to establish continuous share ownership for the requisite one year period as of the November 19 date he had submitted his proposal. Consequently, our letter also stated:

> In doing so, please keep in mind that proof of eligibility to submit a shareholder proposal must be in the form of a written statement from the "record" holder of your shares verifying that, *at the time you submitted your proposal*, you had continuously held at least $2000 in market value of our shares for at least one year. ***The written proof of eligibility must be provided to us in a response postmarked, or transmitted electronically, not later than 14 calendar days from the date you received my letter dated November 19 requesting proof of eligibility. Failure to provide the required written proof within that 14 calendar day time frame would permit us to exclude your proposal from our proxy materials.*** [Emphasis in original.]
>
> Perhaps, you intended to include with your November 27 letter the T. Rowe Price Retirement Account Summary that you enclosed with you letter of November 19. *If so, I want to again emphasize, as I did in my letter to you of November 19, that such an account statement does not fulfill the proof of eligibility requirement.* Proof of eligibility must consist of a written statement from the record holder of your shares (not simply an account statement) and must verify continuous shareholdings for a period of at least one year at the time you submitted your proposal. [Emphasis in original.]
>
> For your convenience in complying with this requirement, I am again enclosing with this letter (as I did with my letter of November 19) a copy of the Shareholder Proposal Rule. Questions 2 and 6 of the enclosure set forth the eligibility and procedural requirements that you must follow. I am also enclosing and have highlighted (as I also did with my letter of November 19) the relevant pages from Securities and Exchange Commission Staff Legal Bulletin No. 14 regarding the inadequacy of periodic investment statements as proof of beneficial share ownership and the requirement that proof of ownership must show continuous

> ownership for a period of one year as of the time the shareholder submits the proposal.

Our letter and its enclosures are enclosed as Appendix E.

Finally, on December 3, 2004 we received a letter from Mr. Zukowski enclosing a letter from T. Rowe Price Retirement Plan Services dated November 24, 2004. The letter and its enclosures are enclosed as Appendix F.

The T. Rowe Price letter enclosed with Mr. Zukowski's letter states the market value of Sempra Energy Common Stock held in Mr. Zukowski's account at November 24, 2004 and at November 22, 2003. It also states the shares had been held in Mr. Zukowski's account for longer than one year. But, as discussed below, this letter does not establish continuous ownership by Mr. Zukowski since November 19, 2003 – one year prior to the date on which he submitted his proposal. Accordingly, it is insufficient for purposes of establishing his eligibility to submit a proposal under the Shareholder Proposal Rule.

And the time for Mr. Zukowski to submit sufficient proof of requisite continuous ownership has now expired.

Discussion

It has now been over 14 calendar days since Mr. Zukowski received on November 20 our first letter requesting that he provide requisite and timely proof of his continuous beneficial ownership of our shares for at least one year as of the date on which he submitted his proposal. But the only "proof" that he has provided is insufficient for purposes of the Shareholder Proposal Rule. Quite simply, it fails to establish that at the November 19, 2004 date on which Mr. Zukowski submitted his proposal he had since November 19, 2003 (one year prior to the date of his proposal submission) continuously owned shares of Sempra Energy.

Rule 14a-8(b)(2)(i) sets forth the method by which Mr. Zukowski, who is not a registered holder of our shares and has not filed share ownership reports with the Commission, "must prove" his eligibility to submit a shareholder proposal. He must "submit to the company a written statement from the 'record' holder of [his] securities (usually a bank or broker) verifying that, at the time [he] submitted [his] proposal, [he] continuously held the securities for at least one year." And, Rule 14a-8(f) requires that such proof be submitted "no later than 14 days from the date [he] received [our] notification" that he had failed to provide requisite proof of his eligibility.

The Retirement Account Statement that Mr. Zukowski submitted on November 19 with his proposal is not a statement from the record owner his shares. And even if it were such, it would be insufficient for purposes of the Shareholder Proposal

Rule. It does not state his shareholdings as of the November 19 date that he submitted his proposal nor does it show continuous ownership of his shares for a one-year period as of the date his proposal was submitted. It shows only that he owned shares as of September 30, 2004 and also owned shares (although how many is not determinable) at various times or throughout the period from July 1, 2004 through September 30, 2004.

The November 24, 2004 letter from T. Rowe Price that Mr. Zukowski submitted with his letter of December 3 is also insufficient proof of continuous beneficial ownership for purposes of the Shareholder Proposal Rule. It shows that he had held shares of Sempra Energy Common Stock for more than one year at the November 24 date of the letter and had continuously done so from November 22, 2003. But it does not show, as is required by the Shareholder Proposal Rule, that he had held shares continuously since at least November 19, 2003 (one year prior to submitting his proposal) through the November 19, 2004 date on which he submitted his proposal.

Staff Accounting Bulletin No. 14 states that "a shareholder's monthly, quarterly or periodic investment statements" do not "demonstrate sufficiently continuous ownership of the securities" for purposes of the Shareholder Proposal Rule. It also states, as does the Shareholder Proposal Rule itself, that proof of continuous ownership must be "for a period of one year as of the time that the shareholder submits the proposal." *Staff Accounting Bulletin No. 14 (July 13, 2001), Sections C.1(c)(2) and (3).*

Consistent with the Shareholder Proposal Rule and Staff Accounting Bulletin No. 14, the Staff has repeatedly permitted the exclusion from proxy materials of shareholder proposals for which proof of beneficial share ownership consists only of investment statements, fails to encompass a full one year period, or covers only a one-year period ending before or after the date of proposal submission. See, for example, *International Business Machines Corporation, December 29, 2003* (pages from account statement showing ownership of shares in an employer stock fund insufficient proof of continuous beneficial ownership); *RTI International Metals Inc., December 12, 2003* (photocopy of monthly account statement insufficient); *The Gap, Inc., March 3, 2003* (proposal excluded when submitted on November 27 and proof of ownership covered a two-year period ended November 25); and, *AutoNation, Inc., March 14, 2002* (proposal excluded when submitted on December 10, 2001 and proof of share ownership covered a period of more than one year beginning on December 12, 2000).

The Staff's concurrence in the exclusion of the proposal in *AutoNation* is particularly instructive because of the great similarity to the facts presented by Mr. Zukowski's purported proof. In *AutoNation* the shareholder proponent submitted, as proof of requisite continuous beneficial share ownership, a letter from Fidelity Investments dated December 27, 2001, stating that Fidelity had held the requisite amount of shares for the proponent since December 12, 2000. But the proponent had submitted his proposal on December 10, 2001. Thus, the Fidelity letter did not establish requisite proof of continuous beneficial ownership for at least one year as of the date the shareholder submitted his proposal because it failed to cover ownership for a single day –

December 11, 2000. The Staff concurred in the exclusion of the proposal from AutoNation's proxy materials. *AutoNation, Inc., March 14, 2002.*

The Staff has reached similar conclusions in, among others, *Unocal Corporation, February 25, 2004* and *Honeywell International Inc., January 30, 2002.* In *Unocal,* the Staff concurred in the exclusion of a proposal submitted on December 9, 2003 when proof of continuous share ownership was for a period beginning on December 27, 2002. In *Honeywell,* the Staff concurred in the exclusion of a proposal submitted on November 4, 2002 when proof of continuous share ownership was for a 12-month period ending November 20, 2001. See also, *FedEx Corporation, July 1, 2004; Cell Pathways, Inc., March 20, 2003; International Business Machines Corporation, February 18, 2003; Morgan Stanley, December 24, 2002;* and, *USEC Inc., July 19, 2002.*

The T. Rowe Price "proof" of continuous share ownership submitted by Mr. Zukowski with his letter of December 3 is insufficient for purposes of the Shareholder Proposal Rule for the very same reasons that the proofs in *AutoNation, Unocal* and *Honeywell* were insufficient. In each case, the period covered by the purported proof begins less than one year before the proponent submitted the proposal. Thus, it does not establish, as is required by the Shareholder Proposal Rule, continuous share ownership for at least one year prior to the date that the proposal was submitted.

Here Mr. Zukowski submitted his proposal on November 19, 2004 but his purported proof of requisite continuous beneficial ownership covers only a period that begins on November 22, 2003. It simply fails to establish that Mr. Zukowski has met the eligibility requirement of the Shareholder Proposal Rule for continuous beneficial ownership of our shares for at least one year as of the date he submitted his proposal.

We have on three separate occasions advised Mr. Zukowski of the requirement to provide requisite proof of his eligibility to submit his shareholder proposal. We have repeatedly advised him, both in our letters and in our enclosures, that proof of beneficial ownership must be for a continuous period of at least one year as of the date he submitted his proposal. We have enclosed with our letters a copy of the Shareholder Proposal Rule highlighted to show the procedures he must follow and the proof he must provide. We have repeatedly advised him of the time frame by which he must submit requisite proof. We have enclosed the relevant pages of Staff Accounting Bulletin No.14 highlighting the questions and answers that demonstrate that the proof he has submitted does not meet the requirements of the Shareholder Proposal Rule and that proof of eligibility must show continuous ownership of at least one year at the date of proposal submission. In doing so, we have gone far beyond the notification requirements of Rule 14a-8(f) and those recommended by Staff Accounting Bulletins Nos. 14 and 14B.

But Mr. Zukowski has still not provided us with sufficient proof of his eligibility to submit a proposal under the Shareholder Proposal Rule. And the time for him to do so has now expired. Accordingly, we intend to exclude Mr. Zukowski's shareholder proposal from our proxy materials as a consequence of his failure to have properly established that he has satisfied the eligibility requirements of Rule 14a-8(b) after having been properly notified of such requirements pursuant to Rule 14a-8(f).

* * * * * * * * * *

We ask that the Staff advise us that it will not recommend any action to the Commission in respect of our excluding Mr. Zukowski's shareholder proposal from our proxy materials. If the Staff disagrees with our conclusion that the proposal may properly be excluded, we would appreciate an opportunity to discuss the matter with the Staff prior to the issuance of its formal response to this letter.

In support of this request and pursuant to Rule 14a-8(j) we are enclosing six copies of this letter and its enclosures. An additional copy of the letter and enclosures is concurrently being sent to Mr. Zukowski.

We would very much appreciate receiving the Staff's response to this letter by January 15, 2005. We will promptly forward your response on to Mr. Zukowski.

If you have any questions regarding this matter or if I can be of any help to you in any way, please telephone me at 619/696-4373.

Very truly yours,

Gary W. Kyle

cc: Dennis Zukowski

enclosures

Facsimile Transmittal Sheet

To:	Thomas Sanger, Secretary		
Attention:	Susan Jones	From:	Dennis Zukowski
Company:	Sempra Energy	Date:	November 19, 2004
Fax Number	(619)696-4508	Time:	
Phone number	(619)696-4373	Total Pages including cover:	4
Re:	Shareholder Proposal	Phone:	(805)688-4292
		Fax:	N/A

Attached is a cover letter about shareholder proposal for "Majority Vote Shareholder Committee", proposal for "Majority Vote Shareholder Committee" and T.Rowe Price statement showing my Sempra stock. Thank you. Dennis Zukowski

RECEIVED

NOV 19 2004

T.C. SANGER

Shareholder Proposal

Majority Vote Shareholder Committee

RESOLVED: If a Rule 14a-8 shareholder proposal submitted for a vote at a shareholder meeting receives a majority of the votes cast and our Board of Directors does not take the action requested in the Proposal (or, in the case of a Proposal needing further shareholder approval, does not resolve to submit such approval to shareholders, and recommend in favor of its approval, at the next shareholders' meeting) within 180 days of the meeting at which the vote was obtained, then:

(a) The Board shall constitute a "Majority Vote Shareholder Committee" composed of the proponent of the Proposal and other shareholders that indicate to the Company an interest in participating in the Committee;

(b) The purpose of this Committee will be to communicate with the Board regarding the subject matter of the Proposal; the Committee will not be authorized to act on behalf of the Board or to compel the Board to take action, and will not interfere with the Board's authority to manage the business and affairs of the company; and

(c) The independent members of the Board shall meet with the Committee no fewer than two times between the date on which the Committee is constituted and the next annual shareholder meeting.

The Board may abolish the Committee if (1) the Board takes the action requested in the Proposal; or (2) the Proposal's proponent notifies the Board that it does not object to abolition of the Committee."

Dennis Zukowski submitted this proposal.

Dennis Zukowski
1820 Stallion Dr.
Santa Ynez, CA. 93460

In spite of a number of our majority votes our board has failed to make a commitment to adopt shareholder proposals. The purpose of this proposal is to create a mechanism by which shareholders can communicate with their representatives, the independent directors. This proposal does not aim to supplant the board's decision-making power, but to improve that decision-making by ensuring that shareholders' viewpoints are fully presented to the independent directors.

Recommend a Vote for Majority Vote Shareholder Committee

RECEIVED
NOV 1 C 2004
T.C. SANGER

November 19, 2004

Thomas Sanger
Corporate Secretary
Sempra
101 Ash Street
San Diego, CA 92101-3017

RE: PROPOSAL: Majority Vote Shareholder Committee

Dear Secretary:

Pursuant to SEC Rule 14a-8, I hereby submit the enclosed proposal to be included in the Company's proxy materials for the 2004 annual meeting. I have enclosed proof of my ownership showing I have owned more than $2000 worth for more than a year. I fully intend to continue owning at least $2000 worth through the meeting. I will attend the meeting to present the proposal or send a representative to do so. Thank you for your consideration.

Respectfully,

DENNIS ZUKOWSKI

Dennis C Zukowski Retirement Account Summary July 1, 2004 to September 30, 2004

Contributions

Contribution Type	This Period	Salary Deferrals per Pay Period	
Before Tax Contribution	$3,863.65	Pre-Tax Deferral	25%
Company Match	$458.16		

This section shows contributions made to your account, net of any contributions that may have been returned to you as an excess. It does not reflect any money you may have taken out of your account.

Investment Summary

Investment	Current Allocation as of September 30, 2004 Number of Shares	Share Price	Ending Balance	% of Assets	Future Investments as of October 25, 2004 Employee Allocation	Employer Match
Growth						
Equity Index Trust	2,435.1378	$31.30	$76,219.82	48.8%	100%	0%
Sempra Energy Company Stock	2,206.4852	$36.19	$79,852.70	51.1%	0%	100%
Total Growth				99.9%		
Stability						
TRP Summit Cash Reserve Fund	118.0500	$1.00	$118.05	0.1%	0%	0%
Total Stability				0.1%		
Total			$156,190.57	100.0%	100%	100%

The percent of assets column reflects how your current assets are allocated. Future investments percentages show how new money will be allocated to your account as of the date in the section heading.

Activity by Investment

Investment	Beginning Balance	Cash In and Transfers In	Cash Out and Transfers Out	Gain/Loss Dividends	Gain/Loss Market Fluctuation	Ending Balance
Growth						
Equity Index Trust	$73,681.71	$3,863.65	- $0.21	$0.00	- $1,325.33	$76,219.82
Sempra Energy Company Stock	$74,998.16	$458.16	- $6.31	$544.13	$3,858.56	$79,852.70
Stability						
TRP Summit Cash Reserve Fund	$117.75	$0.00	$0.00	$0.30	$0.00	$118.05
Total	$148,797.62	$4,321.81	- $6.52	$544.43	$2,533.23	$156,190.57

What has your fund earned? Don't be misled by the market fluctuation number, which shows only the change in the fund's share price since your last statement. It does not reflect the fund's payment of dividends and interest, nor the reinvestment of dividends and interest into your account. When reviewing gain/loss, look at both the market fluctuation and the dividends and interest paid to determine performance.

T.RowePrice INVEST WITH CONFIDENCE

VerBunker, Amy

From: FedEx [donotreply@fedex.com]
Sent: Saturday, November 20, 2004 4:51 PM
To: VerBunker, Amy
Subject: FedEx shipment 790836871050

Our records indicate that the shipment sent from Amy VerBunker/SEMPRA ENERGY to Dennis Zukowski has been delivered.
The package was delivered on 11/20/2004 at 1:01 PM and signed for or released by 17983942.

The ship date of the shipment was 11/19/2004.

The tracking number of this shipment was 790836871050.

FedEx appreciates your business. For more information about FedEx services, please visit our web site at http://www.fedex.com

To track the status of this shipment online please use the following:
http://www.fedex.com/cgi-bin/tracking?tracknumbers=790836871050
&action=track&language=english&cntry_code=us

Disclaimer

FedEx has not validated the authenticity of any email address.

Sempra Energy®

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

November 19, 2004

Via Federal Express
Dennis Zukowski
1820 Stallion Dr.
Santa Ynez, CA 93460

Re: Shareholder Proposal

Dear Mr. Zukowski:

This letter acknowledges our receipt on November 19 of your shareholder proposal for inclusion (pursuant to the Securities and Exchange Commission's Shareholder Proposal Rule) in the proxy materials for our 2005 Annual Meeting of Shareholders. It will also call your attention to certain deficiencies with respect to your proposal that must be timely corrected if the proposal is to be included in our proxy statement.

Proof of Eligibility

Initially, we note that you are not a record holder of our shares. Consequently, we cannot ourselves verify your eligibility to submit a shareholder proposal.

Accordingly, under the Shareholder Proposal Rule, you must provide us with proof of your eligibility to submit a proposal. To do so, you will need to provide us with a written statement from the "record" holder of your shares verifying that, *at the time you submitted your proposal,* you had continuously held at least $2000 in market value of our shares for at least one year.

The account statements that you submitted with your proposal do not fulfill this requirement. Proof of eligibility must consist of a written statement from the record holder of your shares and must be to the effect set forth above.

This written proof of eligibility must be provided to us in a response postmarked, or transmitted electronically not later than 14 days from the date you receive this letter. A failure to provide the required written proof of your eligibility

within this time frame would permit us to exclude your proposal from our proxy materials.

For your convenience in complying with this requirement, we are enclosing a copy of the Shareholder Proposal Rule. Questions 2 and 6 of the enclosure set forth the eligibility and procedural requirements that you must follow. We are also enclosing and have highlighted the relevant pages from Staff Legal Bulletin No. 14 of the Securities and Exchange Commission regarding the inadequacy of periodic investment statements as proof of beneficial ownership and the requirement that proof of ownership must show continuous ownership for a period of one year as of the time the shareholder submits the proposal.

Mandatory Nature

The Shareholder Proposal permits the omission from proxy materials of shareholder proposals that are not a proper subject for shareholder action under applicable corporate law. And, in reviewing shareholder proposals, the Staff of the Securities and Exchange Commission has routinely permitted the omission of proposals that seek to mandate (as opposed to recommending or requesting) actions by a board of directors.

Your proposal would mandate that our board establish a committee of Shareholders under certain circumstances. Thus, your proposal would improperly impinge upon the statutory authority granted to our board.

In this regard, you should be aware that the Staff of the Securities and Exchange Commission generally permits proposals to be included in proxy materials when they are phrased as a recommendation or request to the board rather than as a mandate. Accordingly, you may wish to consider so rephrasing your proposal.

Name of Proponent

We also note that you have included your name and address in the text of your proposal. But the Shareholder Proposal Rule does not require that we identify shareholder proponents in our proxy materials but instead permits us (as we will do) to state in our proxy statement that the proponents' names and addresses will be provided to requesting shareholders. The inclusion of your name and address in the proposal effectively and impermissibly seeks to deprive us of that option (See the final page of the enclosed pages from Staff Legal Bulletin No. 14.) Accordingly, we request that you delete your name (in two places) and address from the proposal.

* * * * *

We, of course, also reserve the right to omit your proposal from our proxy materials on any other bases that may be available to us.

Very truly yours,

Gary W. Kyle

Enclosure

Statement.

Rule 14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

---

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders, if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

Division of Corporation Finance: Staff Legal Bulletin No. 14

Shareholder Proposals

Action: Publication of CF Staff Legal Bulletin

Date: July 13, 2001

Summary: This staff legal bulletin provides information for companies and shareholders on rule 14a-8 of the Securities Exchange Act of 1934.

Supplementary Information: The statements in this legal bulletin represent the views of the Division of Corporation Finance. This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission. Further, the Commission has neither approved nor disapproved its content.

Contact Person: For further information, please contact Jonathan Ingram, Michael Coco, Lillian Cummins or Keir Gumbs at (202) 942-2900.

***Note:** This bulletin is also available in MS Word and PDF (Adobe Acrobat) formats for ease in printing.*

- Download Staff Legal Bulletin 14 (Word) now (file size: approx. 239 KB)
- Download Staff Legal Bulletin 14 (PDF) now (file size: approx. 425 KB)

A. What is the purpose of this bulletin?

The Division of Corporation Finance processes hundreds of rule 14a-8 no-action requests each year. We believe that companies and shareholders may benefit from information that we can provide based on our experience in processing these requests. Therefore, we prepared this bulletin in order to

- explain the rule 14a-8 no-action process, as well as our role in this process;
- provide guidance to companies and shareholders by expressing our views on some issues and questions that commonly arise under rule 14a-8; and
- suggest ways in which both companies and shareholders can facilitate our review of no-action requests.

Because the substance of each proposal and no-action request differs, this

value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. Also, the shareholder must continue to hold those securities through the date of the meeting. The following questions and answers address issues regarding shareholder eligibility.

a. How do you calculate the market value of the shareholder's securities?

Due to market fluctuations, the value of a shareholder's investment in the company may vary throughout the year before he or she submits the proposal. In order to determine whether the shareholder satisfies the $2,000 threshold, we look at whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater, based on the average of the bid and ask prices. Depending on where the company is listed, bid and ask prices may not always be available. For example, bid and ask prices are not provided for companies listed on the New York Stock Exchange. Under these circumstances, companies and shareholders should determine the market value by multiplying the number of securities the shareholder held for the one-year period by the highest *selling* price during the 60 calendar days before the shareholder submitted the proposal. For purposes of this calculation, it is important to note that a security's highest selling price is not necessarily the same as its highest closing price.

b. What type of security must a shareholder own to be eligible to submit a proposal?

A shareholder must own company securities entitled to be voted on the proposal at the meeting.

Example

A company receives a proposal relating to executive compensation from a shareholder who owns only shares of the company's class B common stock. The company's class B common stock is entitled to vote only on the election of directors. Does the shareholder's ownership of only class B stock provide a basis for the company to exclude the proposal?

Yes. This would provide a basis for the company to exclude the proposal because the shareholder does not own securities entitled to be voted on the proposal at the meeting.

c. How should a shareholder's ownership be substantiated?

Under rule 14a-8(b), there are several ways to determine whether a shareholder has owned the minimum amount of company securities entitled to be voted on the proposal at the meeting for the required time period. If the shareholder appears in the company's records as a registered holder, the company can verify the shareholder's eligibility independently. However, many shareholders hold their securities indirectly through a broker or bank. In the event that the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company. To do so, the shareholder must do one of two things. He or she can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal. Alternatively, a shareholder who has filed a Schedule 13D, Schedule 13G, Form 4 or Form 5 reflecting ownership of the securities as of or before the date on which the one-year eligibility period begins may submit copies of these forms and any subsequent amendments reporting a change in ownership level, along with a written statement that he or she has owned the required number of securities continuously for one year as of the time the shareholder submits the proposal.

(1) Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?

The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?

No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?

No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

d. Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting?

Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

2. In order for a proposal to be eligible for inclusion in a company's proxy materials, rule 14a-8(d) requires that the proposal, including any accompanying supporting statement, not exceed 500 words. The following questions and answers address issues regarding the 500-word limitation.

a. May a company count the words in a proposal's "title" or "heading" in determining whether the proposal exceeds the 500-

- the shareholder indicated that he or she had owned securities entitled to be voted on the proposal for a period of less than one year before submitting the proposal;

- the shareholder indicated that he or she did not own securities entitled to be voted on the proposal at the meeting;

- the shareholder failed to submit a proposal by the company's properly determined deadline; or

- the shareholder, or his or her qualified representative, failed to attend the meeting or present one of the shareholder's proposals that was included in the company's proxy materials during the past two calendar years.

In all of these circumstances, the company must still submit its reasons regarding exclusion of the proposal to us and the shareholder. The shareholder may, but is not required to, submit a reply to us with a copy to the company.

D. Questions regarding the inclusion of shareholder names in proxy statements

1. If the shareholder's proposal will appear in the company's proxy statement, is the company required to disclose the shareholder's name?

No. A company is not required to disclose the identity of a shareholder proponent in its proxy statement. Rather, a company can indicate that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. May a shareholder request that the company not disclose his or her name in the proxy statement?

Yes. However, the company has the discretion not to honor the request. In this regard, if the company chooses to include the shareholder proponent's name in the proxy statement, rule 14a-8(l)(1) requires that the company also include that shareholder proponent's address and the number of the company's voting securities that the shareholder proponent holds.

3. If a shareholder includes his or her e-mail address in the proposal or supporting statement, may the company exclude the e-mail address?

Yes. We view an e-mail address as equivalent to the shareholder proponent's name and address and, under rule 14a-8(l)(1), a company may exclude the shareholder's name and address from the proxy statement.

E. Questions regarding revisions to proposals and supporting statements

In this section, we first discuss the purpose for allowing shareholders to revise portions of a proposal and supporting statement. Second, we express our views with regard to revisions that a shareholder makes to his or her proposal before we receive a company's no-action request, as well as during the course of our review of a no-action request. Finally, we address the

VerBunker, Amy

From: FedEx [donotreply@fedex.com]
Sent: Wednesday, November 24, 2004 5:23 PM
To: VerBunker, Amy
Subject: FedEx shipment 791987372420

Our records indicate that the shipment sent from Amy VerBunker/SEMPRA ENERGY to Dennis Zukowski has been delivered.
The package was delivered on 11/24/2004 at 11:29 AM and signed for or released by S.MXA107444.

The ship date of the shipment was 11/23/2004.

The tracking number of this shipment was 791987372420.

FedEx appreciates your business. For more information about FedEx services, please visit our web site at http://www.fedex.com

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FedEx has not validated the authenticity of any email address.

Sempra Energy®

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

November 23, 2004

Via Federal Express
Dennis Zukowski
1820 Stallion Dr.
Santa Ynez, CA 93460

Re: Shareholder Proposal

Dear Mr. Zukowski

Please refer to my letter to you of November 19 regarding the shareholder proposal that you have submitted pursuant to the Securities and Exchange Commission's Shareholder Proposal Rule for inclusion in the proxy materials for our 2005 Annual Meeting of Shareholders.

As noted in my earlier letter, you must provide us with requisite proof of your beneficial ownership of our shares (by a response postmarked or submitted electronically not later than 14 calendar days from the date you received my letter) if your proposal is to be included in our proxy materials. In this regard we again refer you to the enclosures with my earlier letter.

My earlier letter also noted two other deficiencies in your proposal that must both be corrected if the proposal is to be included in our proxy materials. These are the inclusion of your name and address in the proposal and the mandatory nature of the proposal.

Your proposal would be acceptable for inclusion in our proxy materials (assuming that you provide us with requisite and timely proof of beneficial ownership of our shares and delete your name and address from the proposal) if it were to be rephrased as a recommendation rather than a mandate to our board. As currently phrased, as a mandate to the board, the proposal impermissibly intrudes upon the statutory authority of board to manage the business and affairs of the company. As a consequence, unless the proposal is rephrased as a recommendation, it may be excluded from our proxy materials. In that regard, please refer to the enclosed pages from the Securities and Exchange Commission's Staff Legal Bulletin No. 14.

Accordingly, to make your proposal acceptable for inclusion in our proxy materials we suggest that (in addition to deleting your name and address from the proposal) that you rephrase the first paragraph of your proposal by adding the words "Shareholders recommend that" after the word resolved so that the first line of that paragraph would read as follows:

> Resolved: Shareholders recommend that if a Rule 14a-8 shareholder proposal submitted for vote at a shareholder meeting ....

The remainder of the proposal (other than the deletion of your name, in two places, and your address) would remain unchanged from the form in which you originally submitted it. Of course, any other revision to your proposal that would make it clear to shareholders that the proposal is a recommendation rather than a mandate would also be acceptable.

If you provide us with requisite proof in a timely manner (within 14 calendar days from your receipt of my November 19 letter) of your eligibility to submit your proposal and also promptly revise the proposal to delete your name and address and rephrase it as a recommendation rather than a mandate, we will include the revised proposal in our proxy materials. If you do not do so, we will ask the Staff of the Securities and Exchange Commission to permit us to exclude the proposal from our proxy materials.

If you have any questions regarding this matter, please telephone me at 619/696-4373.

Very truly yours,

Gary W. Kyle

Enclosure

Facsimile Transmittal Sheet

To:	Thomas Sanger, Secretary		
Attention:	Susan Jones	From:	Dennis Zukowski
Company:	Sempra Energy	Date:	November 27, 2004
Fax Number	(619)696-4508	Time:	11:03 a.m.
Phone number	(619)696-4373	Total Pages including cover:	3
Re:	Shareholder Proposal	Phone:	(805)688-4292
		Fax:	(810)592-1653

Attached is a revised shareholder proposal which implements your recommendations for acceptance of the proposal. Also attached is a notice from T. Rowe Price (the record holder for my Sempra Shares) documenting my ownership of the shares. Thank you. Dennis Zukowski

RECEIVED
NOV 29 2004
T.C. SANGER

Via Fax

November 27, 2004

Thomas Sanger, Secretary
Sempra Energy
101 Ash Street
San Diego, CA. 92191-3017

Dear Mr. Sanger,

Thank you for your patience in dealing with my shareholder proposal. You have been very helpful. Your November 23rd letter pointed out deficiencies in my proposal and made recommendations on how to correct the deficiencies. I have implemented your recommendations. Specifically, I have eliminated my name and address from the proposal and included your language for the first sentence that makes this a recommendation to the board and not a mandate. Also, I am attaching correspondence from T. Rowe Price (the record holder for my shares) as proof of my ownership. I fully intend to keep more than $2,000 of Sempra stock beyond the date of the next shareholder meeting.

I hope this correspondence meets your needs and the legal requirements for my proposal. If not, please let me know as soon as possible. Thanks again.

Dennis Zukowski
1820 Stallion Dr.
Santa Ynez, Ca. 93460
Home (805)688-4292
Cell (805)331-0164

RECEIVED
NOV 29 2004
T.C. SANGER

Attachment: (shareholder proposal and T. Rowe Price acknowledgement of my ownership of Sempra shares.)

Shareholder Proposal

Majority Vote Shareholder Committee

RESOLVED: Shareholders recommend that if a Rule 14a-8 shareholder proposal submitted for vote at a shareholder meeting receives a majority of the votes cast and our Board of Directors does not take the action requested in the Proposal (or, in the case of a Proposal needing further shareholder approval, does not resolve to submit such approval to shareholders, and recommend in favor of its approval, at the next shareholders' meeting) within 180 days of the meeting at which the vote was obtained, then:

(a) The Board shall constitute a "Majority Vote Shareholder Committee" composed of the proponent of the Proposal and other shareholders that indicate to the Company an interest in participating in the Committee;

(b) The purpose of this Committee will be to communicate with the Board regarding the subject matter of the Proposal; the Committee will not be authorized to act on behalf of the Board or to compel the Board to take action, and will not interfere with the Board's authority to manage the business and affairs of the company; and

(c) The independent members of the Board shall meet with the Committee no fewer than two times between the date on which the Committee is constituted and the next annual shareholder meeting.

The Board may abolish the Committee if (1) the Board takes the action requested in the Proposal; or (2) the Proposal's proponent notifies the Board that it does not object to abolition of the Committee."

In spite of a number of our majority votes our board has failed to make a commitment to adopt shareholder proposals. The purpose of this proposal is to create a mechanism by which shareholders can communicate with their representatives, the independent directors. This proposal does not aim to supplant the board's decision-making power, but to improve that decision-making by ensuring that shareholders' viewpoints are fully presented to the independent directors.

Recommend a Vote for Majority Vote Shareholder Committee

VerBunker, Amy

From: FedEx [donotreply@fedex.com]
Sent: Thursday, December 02, 2004 5:46 PM
To: VerBunker, Amy
Subject: FedEx shipment 791403423680

Our records indicate that the shipment sent from Amy VerBunker/SEMPRA ENERGY to Dennis Zukowski has been delivered.
The package was delivered on 12/02/2004 at 11:32 AM and signed for or released by 17983942.

The ship date of the shipment was 12/01/2004.

The tracking number of this shipment was 791403423680.

FedEx appreciates your business. For more information about FedEx services, please visit our web site at http://www.fedex.com

To track the status of this shipment online please use the following:
http://www.fedex.com/cgi-bin/tracking?tracknumbers=791403423680
&action=track&language=english&cntry_code=us

Disclaimer

FedEx has not validated the authenticity of any email address.

Sempra Energy®

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

December 1, 2004

Via Federal Express
Dennis Zukowski
1820 Stallion Dr.
Santa Ynez, CA 93460

Re: Shareholder Proposal -- Majority Vote Shareholder Committee

Dear Mr. Zukowski:

Thank you for letter of November 27, addressed to our Corporate Secretary, revising your shareholder proposal in the manner that I suggested in my letter to you of November 23. We accept these revisions and will include your proposal, as revised, in our proxy materials *but only if you provide requisite and timely proof of your eligibility to submit a shareholder proposal.*

Your November 27 letter, states that you have attached correspondence from T. Rowe Price, as the record holder of your shares, as proof of beneficial share ownership sufficient to support your eligibility to submit a shareholder proposal. However, *we did not receive any such attachment.* The only attachment we received was your revised proposal itself. Please immediately provide us with such proof since the time frame for you to do so will very soon expire.

In doing so, please keep in mind that proof of eligibility to submit a shareholder proposal must be in the form of a written statement from the "record" holder of your shares verifying that, *at the time you submitted your proposal*, you had continuously held at least $2000 in market value of our shares for at least one year. ***The written proof of eligibility must be provided to us in a response postmarked, or transmitted electronically, not later than 14 calendar days from the date you received my letter dated November 19 requesting proof of eligibility. Failure to provide the required written proof within that 14 calendar day time frame would permit us to exclude your proposal from our proxy materials.***

Perhaps, you intended to include with your November 27 letter the T. Rowe Price Retirement Account Summary that you enclosed with your letter of November 19. *If so, I want to again emphasize, as I did in my letter to you of November 19, that such an account statement does not fulfill the proof of eligibility requirement.* Proof of eligibility must consist of a written statement from the record holder of your shares (not simply an account statement) and must verify continuous shareholdings for a period of at least one year at the time you submitted your proposal.

For your convenience in complying with this requirement, I am again enclosing with this letter (as I did with my letter of November 19) a copy of the Shareholder Proposal Rule. Questions 2 and 6 of the enclosure set forth the eligibility and procedural requirements that you must follow. I am also enclosing and have highlighted (as I also did with my letter of November 19) the relevant pages from Securities and Exchange Commission Staff Legal Bulletin No. 14 regarding the inadequacy of periodic investment statements as proof of beneficial share ownership and the requirement that proof of ownership must show continuous ownership for a period of one year as of the time the shareholder submits the proposal.

Very truly yours,

Gary W. Kyle

Enclosures

statement.

Rule 14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means that permit them to prove the date of delivery.

RR DONNELLEY

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

---

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders, if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

U.S. Securities and Exchange Commission

Division of Corporation Finance: Staff Legal Bulletin No. 14

Shareholder Proposals

Action: Publication of CF Staff Legal Bulletin

Date: July 13, 2001

Summary: This staff legal bulletin provides information for companies and shareholders on rule 14a-8 of the Securities Exchange Act of 1934.

Supplementary Information: The statements in this legal bulletin represent the views of the Division of Corporation Finance. This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission. Further, the Commission has neither approved nor disapproved its content.

Contact Person: For further information, please contact Jonathan Ingram, Michael Coco, Lillian Cummins or Keir Gumbs at (202) 942-2900.

Note: *This bulletin is also available in MS Word and PDF (Adobe Acrobat) formats for ease in printing.*

➤ Download Staff Legal Bulletin 14 (Word) now (file size: approx. 239 KB)

➤ Download Staff Legal Bulletin 14 (PDF) now (file size: approx. 425 KB)

A. What is the purpose of this bulletin?

The Division of Corporation Finance processes hundreds of rule 14a-8 no-action requests each year. We believe that companies and shareholders may benefit from information that we can provide based on our experience in processing these requests. Therefore, we prepared this bulletin in order to

- explain the rule 14a-8 no-action process, as well as our role in this process;
- provide guidance to companies and shareholders by expressing our views on some issues and questions that commonly arise under rule 14a-8; and
- suggest ways in which both companies and shareholders can facilitate our review of no-action requests.

Because the substance of each proposal and no-action request differs, this

value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. Also, the shareholder must continue to hold those securities through the date of the meeting. The following questions and answers address issues regarding shareholder eligibility.

a. How do you calculate the market value of the shareholder's securities?

Due to market fluctuations, the value of a shareholder's investment in the company may vary throughout the year before he or she submits the proposal. In order to determine whether the shareholder satisfies the $2,000 threshold, we look at whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater, based on the average of the bid and ask prices. Depending on where the company is listed, bid and ask prices may not always be available. For example, bid and ask prices are not provided for companies listed on the New York Stock Exchange. Under these circumstances, companies and shareholders should determine the market value by multiplying the number of securities the shareholder held for the one-year period by the highest *selling* price during the 60 calendar days before the shareholder submitted the proposal. For purposes of this calculation, it is important to note that a security's highest selling price is not necessarily the same as its highest closing price.

b. What type of security must a shareholder own to be eligible to submit a proposal?

A shareholder must own company securities entitled to be voted on the proposal at the meeting.

Example

> **A company receives a proposal relating to executive compensation from a shareholder who owns only shares of the company's class B common stock. The company's class B common stock is entitled to vote only on the election of directors. Does the shareholder's ownership of only class B stock provide a basis for the company to exclude the proposal?**
>
> Yes. This would provide a basis for the company to exclude the proposal because the shareholder does not own securities entitled to be voted on the proposal at the meeting.

c. How should a shareholder's ownership be substantiated?

Under rule 14a-8(b), there are several ways to determine whether a shareholder has owned the minimum amount of company securities entitled to be voted on the proposal at the meeting for the required time period. If the shareholder appears in the company's records as a registered holder, the company can verify the shareholder's eligibility independently. However, many shareholders hold their securities indirectly through a broker or bank. In the event that the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company. To do so, the shareholder must do one of two things. He or she can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal. Alternatively, a shareholder who has filed a Schedule 13D, Schedule 13G, Form 4 or Form 5 reflecting ownership of the securities as of or before the date on which the one-year eligibility period begins may submit copies of these forms and any subsequent amendments reporting a change in ownership level, along with a written statement that he or she has owned the required number of securities continuously for one year as of the time the shareholder submits the proposal.

(1) Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?

The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?

No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?

No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

d. Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting?

Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

2. In order for a proposal to be eligible for inclusion in a company's proxy materials, rule 14a-8(d) requires that the proposal, including any accompanying supporting statement, not exceed 500 words. The following questions and answers address issues regarding the 500-word limitation.

a. May a company count the words in a proposal's "title" or "heading" in determining whether the proposal exceeds the 500-

- the shareholder indicated that he or she had owned securities entitled to be voted on the proposal for a period of less than one year before submitting the proposal;

- the shareholder indicated that he or she did not own securities entitled to be voted on the proposal at the meeting;

- the shareholder failed to submit a proposal by the company's properly determined deadline; or

- the shareholder, or his or her qualified representative, failed to attend the meeting or present one of the shareholder's proposals that was included in the company's proxy materials during the past two calendar years.

In all of these circumstances, the company must still submit its reasons regarding exclusion of the proposal to us and the shareholder. The shareholder may, but is not required to, submit a reply to us with a copy to the company.

D. Questions regarding the inclusion of shareholder names in proxy statements

1. If the shareholder's proposal will appear in the company's proxy statement, is the company required to disclose the shareholder's name?

No. A company is not required to disclose the identity of a shareholder proponent in its proxy statement. Rather, a company can indicate that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. May a shareholder request that the company not disclose his or her name in the proxy statement?

Yes. However, the company has the discretion not to honor the request. In this regard, if the company chooses to include the shareholder proponent's name in the proxy statement, rule 14a-8(l)(1) requires that the company also include that shareholder proponent's address and the number of the company's voting securities that the shareholder proponent holds.

3. If a shareholder includes his or her e-mail address in the proposal or supporting statement, may the company exclude the e-mail address?

Yes. We view an e-mail address as equivalent to the shareholder proponent's name and address and, under rule 14a-8(l)(1), a company may exclude the shareholder's name and address from the proxy statement.

E. Questions regarding revisions to proposals and supporting statements

In this section, we first discuss the purpose for allowing shareholders to revise portions of a proposal and supporting statement. Second, we express our views with regard to revisions that a shareholder makes to his or her proposal before we receive a company's no-action request, as well as during the course of our review of a no-action request. Finally, we address the

Appendix F

Facsimile Transmittal Sheet

To:	Thomas Sanger, Secretary		
Attention:	Susan Jones	From:	Dennis Zukowski
Company:	Sempra Energy	Date:	December 3, 2004
Fax Number	(619)696-4508	Time:	~~11:16~~ 11:57 a.m.
Phone number	(619)696-4373	Total Pages including cover:	3
Re:	Shareholder Proposal	Phone:	(805)688-4292
		Fax:	(810)592-1653

The following is attached:

Cover Letter dated December 3, 2004
November 24th Letter from T.Rowe Price

Via Fax

December 3, 2004

Thomas Sanger, Secretary
Sempra Energy
101 Ash Street
San Diego, CA. 92191-3017

Dear Mr. Sanger,

I received your November 19th letter requesting proof of my ownership of Sempra shares from the record holder on November 20th. Therefore, I am still within the 14 day window that you described in your November 19th letter. Attached is a November 24th letter from T. Rowe Price (the record holder for my Sempra shares) showing that I meet the requirement of owning 2,000 shares of Sempra stock on the day that I submitted my shareholder proposal. If you have any questions please contact me at the phone numbers listed below. Thank you.

Dennis Zukowski
1820 Stallion Dr.
Santa Ynez, Ca. 93460
Home (805)688-4292
Cell (805)331-0164

Attachment:
Nolvember 24th T. Rowe Price acknowledgement of my ownership of Sempra shares.)

RECEIVED

T.C. SANGER

T. Rowe Price Retirement Plan Services, Inc.

P.O. Box 17215
Baltimore, Maryland 21297-1215

4515 Painters Mill Road
Owings Mills, Maryland 21117

November 24, 2004

Dennis C. Zukowski
1820 Stallion Drive
Santa Ynez, CA 93460

RE: Southern California Gas 401(k)

Dear Mr. Dennis Zukowski:

Your market value of Sempra stock on November 22, 2003 was $56,998.17. As of November 24, 2004, the value of your Sempra stock is $83,815.01. These shares were held in the Southern California Gas 401(k) account for longer than one year.

If you have any questions, please feel free to contact our Participant Services Center at 1-800-922-9945. The hours of operation are Monday through Friday, 8:30 a.m. to 10:00 p.m., Eastern Standard Time.

Sincerely,

T. Rowe Price Retirement Plan Services

T.RowePrice
INVEST WITH CONFIDENCE

DAVIS, COWELL & BOWE, LLP

Counselors and Attorneys at Law

San Francisco

595 Market Street, Suite 1400
San Francisco, California 94105
415.597.7200
Fax 415.597.7201

Barry S. Jellison (CA)
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Andrew J. Kahn (CA, NV, AZ)
John J. Davis, Jr. (CA)
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Michael T. Anderson (CA, NV, DC, MA)
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Kristin L. Martin (CA, NV)
Eric B. Myers (CA)
Jennifer S. Wedel (CA)
Lisa W. Pau (CA)

Robert P. Cowell (1931-1980)

of counsel:
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Washington, DC

1701 K Street, N.W., Suite 210
Washington, DC 20006
202.223.2620
Fax 202.223.8651

George R. Murphy (DC)
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Arlus J. Stephens (DC, OH, PA)

Boston, MA

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Boston, Massachusetts 02108
617.227.5720
Fax 617.227.5767

Michael T. Anderson (CA, NV, DC, MA)

Clifton, NJ

1389 Broad Street
Clifton, NJ 07013
Phone 973.916.0999
Fax 973.916.0906

Mark Hanna (DC, VA, NJ)

McCracken, Stemerman, Bowen & Holsberry

1630 S. Commerce Street, Suite A-1
Las Vegas, Nevada 89102
702.386.5107
Fax 702.386.9848

December 20, 2004

By fax and overnight
202 · 942 · 9525

Office of Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
Washington D.C. 20549

RE: Sempra's requests for No-Action letters for proposals of Marta Harris and Dennis Zukowski

Dear Chief Counsel:

We represent proponents Harris and Zukowski. Sempra has sought exclusion of their proposals on the grounds that the retirement plan administrator's letters proving one-year ownership said they owned this stock "for longer than one year" without explicitly saying this was one year before proposals were submitted. The administrator's letter also mentioned the value of her stock as of 11/22/03. Company counsel now intentionally misreads this letter as merely asserting ownership from 11/22/03 rather than from the 11/19/03 date needed for her to qualify as a proponent.

However, the Company already knew when it received the administrator's letter that she owned this stock well prior to 11/22/03 (including as of 11/19/03) because she submitted a shareholder proposal last year (#7), with proof of ownership. Such proposal appeared in the Company's proxy statement and received over 40% shareholder support. A copy of the proof she submitted last year to Sempra is enclosed.

One must remember that this plan administrator is one chosen by the Company (these two proponents own stock through the Company's own 401K plan, and senior Company executives are the plan's fiduciaries). The Company thus could have easily asked this administrator for the information about proponents' ownership if the Company really had any doubts about what the "one year" reference meant in the plan administrator's letter. Proponents who own stock through a Company plan cannot control what plan administrators put in their letters confirming ownership, especially when such administrators are chosen by management rather than by the individual employees.

This year Ms. Harris responded to the Company's request for proof of ownership in just 10 days. Prior to the 14-day deadline after the Company's request for proof, the Company could have notified Ms. Harris of its belief that its own plan administrator's response was defective (and she may well have been able to cure such defect prior to such deadline). Instead, the Company did not mention the defect until she received its no-action request several weeks later. She has thus been deprived of the full 14 days to provide proof that is assured by Rule 14a-8(f).

My clients have asked the plan administrator to provide a second letter curing the (perceived) defect in its first set of letters. We will supply those additional documents to Staff as soon as received.

In sum, Staff should reject the request of the Company for no-action letters, because (1) at worst the plan administrator's letter is ambiguous, rather than clearly lacking the ownership information requested by the Company; (2) the ambiguity in the administrator's letter is not the proponents' fault in the least but rather the fault of the administrator selected by the Company; (3) if the Company genuinely had any question as to duration of ownership, such question was readily answered by information already on file with the Company and by information ready accessible to the Company.

Respectfully submitted,

Andrew J. Kahn
Attorney for Harris/Zukowski

cc: Gary Kyle, Sempra

T. Rowe Price Retirement Plan Services, Inc.

P.O. Box 17215
Baltimore, Maryland 21297-1215

4515 Painters Mill Road
Owings Mills, Maryland 21117

November 26, 2003

Marta Harris
4728 Golden Ridge Dr.
Corona, CA 92880-9417

Dear Ms. Harris:

In response to your request, please find the following information:

This is to confirm that you currently hold more than $2,000 of Sempra Energy Common Stock (SRE) in your Southern California Retirement Savings Plan. You have also continuously held more than $2,000 worth of Sempra Energy Common Stock (SRE) in your Retirement Savings Plan since November 1, 2002.

If you have any questions concerning this issue, please call the T. Rowe Price Participant Service Center at 1-800-922-7526.

Regards,

Scott Rooney
T. Rowe Price Retirement Plan Services

T.RowePrice
INVEST WITH CONFIDENCE

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 23, 2004

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Sempra Energy
Incoming letter dated December 7, 2004

The proposal relates to the formation of a committee.

There appears to be some basis for your view that Sempra may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Sempra's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Sempra omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel